04037894

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Saxon Asset Securities Company
(Exact Name of Registrant as Specified in Charter)

0001014299
(Registrant CIK Number)

Form 8-K for July 12, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-111832
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

PROCESSED
JUL 19 2004
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the state of Virginia, on July 12, 2004.

SAXON ASSET SECURITIES COMPANY

By: ______________________________
Name: Robert B. Eastep
Title: Executive Vice President and Chief Financial Officer

Exhibit Index

IN ACCORDANCE WITH RULE 311(J) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SAXON ASSET SECURITIES COMPANY

Saxon Asset Securities Trust 2004-2
Mortgage Loan Asset Backed Securities, Series 2004-2

FICO	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
0 - 0	1	$215,875.73	0.08%	8.750%	0	$215,875.73	79.41%
480 - 499	2	77,013.63	0.03	10.322	492	38,506.82	73.37
500 - 519	43	10,025,822.46	3.77	9.266	511	233,158.66	75.37
520 - 539	54	9,345,812.14	3.52	8.401	529	173,070.60	79.55
540 - 559	78	19,313,677.94	7.27	7.690	549	247,611.26	74.65
560 - 579	83	17,963,846.86	6.76	7.407	571	216,431.89	77.50
580 - 599	121	24,714,313.33	9.30	6.822	590	204,250.52	78.65
600 - 619	173	41,253,521.90	15.52	6.592	609	238,459.66	79.30
620 - 639	147	34,735,102.56	13.07	6.416	629	236,293.21	80.55
640 - 659	144	34,221,711.82	12.88	6.154	649	237,650.78	80.43
660 - 679	104	25,435,081.21	9.57	6.103	669	244,568.09	78.37
680 - 699	76	17,809,192.20	6.70	6.019	687	234,331.48	81.42
700 - 719	53	12,727,037.91	4.79	6.032	710	240,132.79	79.90
720 - 739	42	9,761,748.90	3.67	6.191	729	232,422.59	80.84
740 - 759	19	3,890,848.41	1.46	5.870	749	204,781.50	77.99
760 - 779	12	3,000,762.63	1.13	5.900	770	250,063.55	75.65
780 - 799	5	439,600.00	0.17	7.386	785	87,920.00	63.49
800 - 849	3	864,786.18	0.33	6.777	805	288,262.06	80.00
Total:	1,160	$265,795,755.81	100.00%	6.693%	627	$229,134.27	79.00%

Minimum: 487
Maximum: 820
Weighted Average: 626.5

(1) The Weighted Average FICO Score is calculated based on 99.92% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

Credit Score	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
<= 0	1	$215,875.73	0.70%	8.750%	0	$215,875.73	79.41%
476 - 500	5	789,263.63	2.55	8.459	499	157,852.73	73.90
501 - 525	62	13,167,702.53	42.50	9.003	515	212,382.30	77.02
526 - 550	77	16,813,260.87	54.26	8.027	541	218,354.04	76.87
Total:	145	$30,986,102.76	100.00%	8.458%	529	$213,697.26	76.87%

Minimum: 487
Maximum: 550
Weighted Average: 528.8

(1) The Weighted Average FICO Score is calculated based on 99.30% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

Loan Purpose	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Refinance - Cash Out	117	$25,983,632.95	83.86%	8.497%	528	$222,082.33	75.98%
Purchase	17	3,468,484.13	11.19	8.026	539	204,028.48	81.08
Refinance - Rate/Term	11	1,533,985.68	4.95	8.759	526	139,453.24	82.58
Total:	145	$30,986,102.76	100.00%	8.458%	529	$213,697.26	76.87%

(1) The Weighted Average FICO Score is calculated based on 99.30% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

PROPERTY TYPES OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Single Family Detached	116	$24,200,855.14	78.10%	8.422%	529	$208,628.06	77.10%
Planned Unit Development	15	4,761,306.60	15.37	8.443	530	317,420.44	75.91
Condominium Low-Rise	8	1,280,448.07	4.13	9.164	518	160,056.01	80.20
De Minimus PUD	1	344,062.83	1.11	7.990	545	344,062.83	57.50
Two to Four Family	2	173,481.31	0.56	8.795	527	86,740.66	84.70
Single Family Attached	1	171,000.00	0.55	8.450	539	171,000.00	81.43
Manufactured Housing	2	54,948.81	0.18	11.098	505	27,474.41	64.96
Total:	145	$30,986,102.76	100.00%	8.458%	529	$213,697.26	76.87%

(1) The Weighted Average FICO Score is calculated based on 99.30% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

CURRENT MORTGAGE RATES OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
6.001% to 6.500%	2	$504,499.99	1.63%	6.338%	543	$252,250.00	81.18%
6.501% to 7.000%	6	1,442,692.97	4.66	6.801	541	240,448.83	75.97
7.001% to 7.500%	17	5,645,320.25	18.22	7.380	536	332,077.66	79.72
7.501% to 8.000%	29	7,697,004.13	24.84	7.792	534	265,413.94	76.20
8.001% to 8.500%	17	3,099,772.05	10.00	8.269	529	182,339.53	83.24
8.501% to 9.000%	23	4,852,046.58	15.66	8.831	523	210,958.55	72.18
9.001% to 9.500%	13	2,105,280.76	6.79	9.259	518	161,944.67	75.59
9.501% to 10.000%	17	2,812,862.66	9.08	9.805	519	165,462.51	79.31
10.001% to 10.500%	7	546,096.12	1.76	10.356	523	78,013.73	74.50
10.501% to 11.000%	5	986,231.85	3.18	10.849	515	197,246.37	64.62
11.001% to 11.500%	5	486,429.22	1.57	11.300	539	97,285.84	69.42
11.501% to 12.000%	3	181,416.18	0.59	11.627	510	60,472.06	72.09
12.501% to 13.000%	1	626,450.00	2.02	12.625	515	626,450.00	85.00
Total:	145	$30,986,102.76	100.00%	8.458%	529	$213,697.26	76.87%

Minimum: 6.250
Maximum: 12.625
Weighted Average: 8.458

(1) The Weighted Average FICO Score is calculated based on 99.30% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

INDEX TYPES OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
ARM	128	$29,480,144.00	95.14%	8.443%	529	$230,313.62	77.24%
Fixed	17	1,505,958.76	4.86	8.754	530	88,585.81	69.78
Total:	145	$30,986,102.76	100.00%	8.458%	529	$213,697.26	76.87%

(1) The Weighted Average FICO Score is calculated based on 99.30% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

INDEX TYPE	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
6 Month LIBOR	127	$29,439,528.87	95.01%	8.442%	529	$231,807.31	77.23%
Fixed Rate	17	1,505,958.76	4.86	8.754	530	88,585.81	69.78
1 Year CMT	1	40,615.13	0.13	8.825	548	40,615.13	85.00
Total:	145	$30,986,102.76	100.00%	8.458%	529	$213,697.26	76.87%

(1) The Weighted Average FICO Score is calculated based on 99.30% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

Documentation Level	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Full Documentation	118	$22,855,878.64	73.76%	8.314%	526	$193,693.89	79.49%
Stated Documenation	23	5,925,179.13	19.12	8.602	535	257,616.48	68.89
Limited Documentation	4	2,205,044.99	7.12	9.564	536	551,261.25	71.24
Total:	145	$30,986,102.76	100.00%	8.458%	529	$213,697.26	76.87%

(1) The Weighted Average FICO Score is calculated based on 99.30% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

OCCUPANCY STATUS OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Primary Home	143	$30,923,897.15	99.80%	8.455%	529	$216,251.03	76.88%
Investment	1	37,845.30	0.12	9.750	487	37,845.30	80.00
Second Home	1	24,360.31	0.08	10.250	543	24,360.31	70.00
Total:	145	$30,986,102.76	100.00%	8.458%	529	$213,697.26	76.87%

(1) The Weighted Average FICO Score is calculated based on 99.30% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

Credit Score	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
476 - 500	3	$132,263.63	0.73%	9.728%	495	$44,087.88	78.23%
501 - 525	19	1,420,845.47	7.85	9.263	514	74,781.34	78.81
526 - 550	23	1,426,558.07	7.88	9.189	541	62,024.26	78.99
551 - 575	30	2,218,053.85	12.25	7.991	563	73,935.13	75.27
576 - 600	38	2,486,047.84	13.74	7.346	589	65,422.31	73.75
601 - 625	42	2,993,490.49	16.54	6.972	613	71,273.58	75.20
626 - 650	35	2,391,575.79	13.21	7.346	638	68,330.74	77.40
651 - 675	27	1,780,430.97	9.84	7.191	663	65,941.89	78.72
676 - 700	18	1,320,526.94	7.30	6.703	686	73,362.61	83.98
701 - 725	12	835,249.81	4.61	6.716	714	69,604.15	71.49
726 - 750	8	600,670.18	3.32	7.413	737	75,083.77	69.60
751 - 775	4	186,861.05	1.03	8.310	753	46,715.26	74.12
776 - 800	5	307,518.81	1.70	7.453	785	61,503.76	61.85
Total:	264	$18,100,092.90	100.00%	7.599%	616	$68,560.96	76.30%

Minimum: 487
Maximum: 796
Weighted Average: 615.9

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

Loan Purpose	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Refinance - Cash Out	191	$13,166,310.99	72.74%	7.593%	608	$68,933.57	75.05%
Purchase	43	2,961,534.19	16.36	7.638	646	68,872.89	78.95
Refinance - Rate/Term	30	1,972,247.72	10.90	7.579	625	65,741.59	80.64
Total:	264	$18,100,092.90	100.00%	7.599%	616	$68,560.96	76.30%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

PROPERTY TYPES OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Single Family Detached	220	$15,002,037.25	82.88%	7.640%	610	$68,191.08	76.33%
Condominium Low-Rise	13	967,302.95	5.34	6.714	668	74,407.92	80.03
Planned Unit Development	7	613,577.58	3.39	6.754	649	87,653.94	69.38
Two to Four Family	6	464,496.83	2.57	7.699	623	77,416.14	80.27
Manufactured Housing	9	398,497.91	2.20	9.952	620	44,277.55	68.49
Single Family Attached	6	397,114.15	2.19	7.707	657	66,185.69	73.34
Townhouse	3	257,066.23	1.42	6.586	621	85,688.74	86.58
Total:	264	$18,100,092.90	100.00%	7.599%	616	$68,560.96	76.30%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

CURRENT MORTGAGE RATES OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
4.501% to 5.000%	1	$81,603.44	0.45%	5.000%	716	$81,603.44	76.64%
5.001% to 5.500%	1	52,075.59	0.29	5.437	604	52,075.59	95.00
5.501% to 6.000%	24	1,891,964.18	10.45	5.863	649	78,831.84	73.74
6.001% to 6.500%	42	3,168,986.72	17.51	6.307	650	75,452.06	76.00
6.501% to 7.000%	47	3,341,006.18	18.46	6.763	630	71,085.24	71.97
7.001% to 7.500%	23	1,695,134.67	9.37	7.282	609	73,701.51	78.73
7.501% to 8.000%	28	2,030,123.72	11.22	7.817	597	72,504.42	80.00
8.001% to 8.500%	17	1,141,824.78	6.31	8.228	605	67,166.16	80.46
8.501% to 9.000%	24	1,444,398.21	7.98	8.806	576	60,183.26	81.57
9.001% to 9.500%	12	844,959.04	4.67	9.327	588	70,413.25	77.99
9.501% to 10.000%	19	1,129,812.46	6.24	9.798	604	59,463.81	73.13
10.001% to 10.500%	8	406,942.30	2.25	10.301	571	50,867.79	75.92
10.501% to 11.000%	8	435,045.38	2.40	10.852	558	54,380.67	67.25
11.001% to 11.500%	6	286,330.02	1.58	11.329	558	47,721.67	79.18
11.501% to 12.000%	4	149,886.21	0.83	11.656	547	37,471.55	80.58
Total:	264	$18,100,092.90	100.00%	7.599%	616	$68,560.96	76.30%

Minimum: 5.000
Maximum: 11.890
Weighted Average: 7.599

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

INDEX TYPES OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
ARM	133	$9,924,141.25	54.83%	7.496%	602	$74,617.60	79.32%
Fixed	131	8,175,951.65	45.17	7.724	632	62,411.84	72.63
Total:	264	$18,100,092.90	100.00%	7.599%	616	$68,560.96	76.30%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

INDEX TYPE	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
6 Month LIBOR	131	$9,791,627.92	54.10%	7.486%	603	$74,745.25	79.29%
Fixed Rate	131	8,175,951.65	45.17	7.724	632	62,411.84	72.63
1 Year CMT	2	132,513.33	0.73	8.253	600	66,256.67	81.53
Total:	264	$18,100,092.90	100.00%	7.599%	616	$68,560.96	76.30%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

Documentation Level	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Full Documentation	220	$14,979,873.10	82.76%	7.505%	614	$68,090.33	77.14%
Stated Documentation	33	2,325,294.15	12.85	8.177	628	70,463.46	72.63
Limited Documentation	10	734,808.22	4.06	7.577	615	73,480.82	71.62
No Ratio	1	60,117.43	0.33	9.000	564	60,117.43	64.16
Total:	264	$18,100,092.90	100.00%	7.599%	616	$68,560.96	76.30%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

OCCUPANCY STATUS OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Primary Home	238	$16,546,254.87	91.42%	7.593%	612	$69,522.08	76.72%
Investment	22	1,416,441.12	7.83	7.543	659	64,383.69	73.32
Second Home	4	137,396.91	0.76	8.937	621	34,349.23	56.36
Total:	264	$18,100,092.90	100.00%	7.599%	616	$68,560.96	76.30%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

STATE (CA Split into North CA and South CA)	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Alaska	9	$1,350,404.92	0.51%	8.305%	636	$150,044.99	76.57%
Arizona	23	3,815,234.03	1.44	6.787	634	165,879.74	80.59
Arkansas	3	321,385.70	0.12	7.661	623	107,128.57	88.33
California - North	142	47,804,271.78	17.99	6.055	637	336,649.80	78.92
California - South	168	54,231,993.14	20.40	6.532	625	322,809.48	77.94
Colorado	17	3,414,858.46	1.28	6.920	627	200,874.03	81.93
Connecticut	18	4,473,993.46	1.68	6.704	624	248,555.19	78.99
Delaware	5	734,323.86	0.28	6.915	643	146,864.77	92.39
Florida	92	16,573,796.46	6.24	6.765	634	180,149.96	79.40
Georgia	47	8,281,822.00	3.12	7.189	600	176,208.98	79.08
Idaho	2	205,252.85	0.08	7.076	621	102,626.43	81.23
Illinois	49	11,187,961.63	4.21	7.350	617	228,325.75	79.10
Indiana	12	1,041,438.24	0.39	7.202	619	86,786.52	81.55
Iowa	3	317,982.86	0.12	7.537	596	105,994.29	73.51
Kansas	6	1,150,333.42	0.43	7.915	579	191,722.24	79.85
Kentucky	8	676,022.17	0.25	8.101	596	84,502.77	83.59
Louisiana	7	512,475.61	0.19	7.275	594	73,210.80	81.54
Maine	2	234,061.72	0.09	6.460	659	117,030.86	78.11
Maryland	73	18,771,250.21	7.06	6.925	625	257,140.41	80.31
Massachusetts	11	3,125,051.35	1.18	7.372	619	284,095.58	81.20
Michigan	27	3,388,061.00	1.27	7.123	608	125,483.74	82.23
Minnesota	9	1,818,439.67	0.68	6.930	625	202,048.85	82.65
Mississippi	12	1,631,907.51	0.61	7.029	637	135,992.29	86.09
Missouri	9	697,554.17	0.26	7.206	601	77,506.02	77.12
Montana	1	14,853.86	0.01	11.125	763	14,853.86	75.20
Nebraska	6	456,799.53	0.17	6.737	637	76,133.26	91.43
Nevada	32	7,324,855.07	2.76	6.764	630	228,901.72	79.39
New Hampshire	4	549,150.08	0.21	6.765	591	137,287.52	78.34
New Jersey	3	556,851.14	0.21	7.267	665	185,617.05	91.50
New Mexico	2	174,244.21	0.07	7.242	669	87,122.11	90.00
New York	40	11,913,099.94	4.48	6.864	608	297,827.50	75.34
North Carolina	19	1,664,546.96	0.63	8.161	604	87,607.73	74.62
Ohio	34	3,470,492.83	1.31	7.569	615	102,073.32	83.14
Oklahoma	10	1,277,294.30	0.48	6.890	614	127,729.43	81.20
Oregon	18	3,368,585.70	1.27	6.006	668	187,143.65	78.97
Pennsylvania	33	5,887,085.96	2.21	6.687	611	178,396.54	78.91
Rhode Island	2	1,275,362.99	0.48	10.749	516	637,681.50	76.56
South Carolina	9	1,120,867.69	0.42	8.046	578	124,540.85	77.80
Tennessee	25	3,788,016.46	1.43	7.127	635	151,520.66	76.61
Texas	37	4,697,892.85	1.77	6.687	641	126,970.08	80.50
Utah	9	1,512,702.69	0.57	6.285	680	168,078.08	79.29
Vermont	2	413,242.37	0.16	7.010	635	206,621.19	83.19
Washington	25	5,319,167.30	2.00	6.386	636	212,766.69	77.65
Virginia	85	23,554,784.25	8.86	6.555	632	277,115.11	78.61
West Virginia	2	367,845.20	0.14	8.390	619	183,922.60	69.51
Wisconsin	7	1,219,540.31	0.46	6.705	622	174,220.04	82.23
Wyoming	1	108,597.90	0.04	6.375	610	108,597.90	80.00
Total:	1,160	$265,795,755.81	100.00%	6.693%	627	$229,134.27	79.00%

Minimum: 487
Maximum: 820
Weighted Average: 626.5

(1) The Weighted Average FICO Score is calculated based on 99.92% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

Credit Score	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
476 - 500	1	$55,250.00	0.07%	8.900%	500	$55,250.00	85.00%
501 - 525	24	3,853,201.83	5.22	9.329	518	160,550.08	87.51
526 - 550	29	5,093,738.32	6.89	7.820	540	175,646.15	88.11
551 - 575	23	4,475,487.18	6.06	7.808	561	194,586.40	87.35
576 - 600	59	11,508,162.76	15.58	7.047	590	195,053.61	89.35
601 - 625	61	14,418,155.29	19.51	6.799	612	236,363.20	89.85
626 - 650	63	14,851,584.43	20.10	6.306	638	235,739.44	89.96
651 - 675	45	9,829,378.99	13.30	6.318	662	218,430.64	90.67
676 - 700	23	4,757,345.18	6.44	6.477	687	206,841.09	92.77
701 - 725	12	3,123,967.76	4.23	5.706	715	260,330.65	90.79
726 - 750	7	1,296,582.75	1.75	6.459	735	185,226.11	97.12
751 - 775	2	557,607.06	0.75	5.048	764	278,803.53	91.92
776 - 800	2	66,312.84	0.09	8.644	792	33,156.42	90.00
Total:	351	$73,886,774.39	100.00%	6.855%	620	$210,503.63	89.88%

Minimum: 500
Maximum: 796
Weighted Average: 619.9

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

Loan Purpose	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Refinance - Cash Out	238	$48,098,344.66	65.10%	6.902%	613	$202,093.89	88.70%
Purchase	75	19,038,849.77	25.77	6.665	632	253,851.33	92.17
Refinance - Rate/Term	38	6,749,579.96	9.14	7.056	631	177,620.53	91.78
Total:	351	$73,886,774.39	100.00%	6.855%	620	$210,503.63	89.88%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

PROPERTY TYPES OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Single Family Detached	274	$55,952,537.26	75.73%	6.883%	618	$204,206.34	89.88%
Planned Unit Development	41	11,907,013.54	16.12	6.595	629	290,414.96	90.31
Condominium Low-Rise	16	2,811,316.90	3.80	7.026	604	175,707.31	88.85
Two to Four Family	9	1,346,773.88	1.82	7.296	626	149,641.54	88.02
Townhouse	5	899,487.90	1.22	6.595	619	179,897.58	86.83
Single Family Attached	4	756,585.90	1.02	7.172	638	189,146.48	92.64
Condominium High-Rise	1	162,838.67	0.22	8.000	618	162,838.67	95.00
Manufactured Housing	1	50,220.34	0.07	11.550	555	50,220.34	85.00
Total:	351	$73,886,774.39	100.00%	6.855%	620	$210,503.63	89.88%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

CURRENT MORTGAGE RATES OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
4.501% to 5.000%	6	$2,140,145.39	2.90%	4.829%	693	$356,690.90	87.59%
5.001% to 5.500%	14	3,799,248.73	5.14	5.386	673	271,374.91	88.34
5.501% to 6.000%	56	14,924,634.39	20.20	5.796	640	266,511.33	89.22
6.001% to 6.500%	56	12,207,824.16	16.52	6.320	628	217,996.86	89.13
6.501% to 7.000%	57	13,877,708.14	18.78	6.788	638	243,468.56	91.86
7.001% to 7.500%	43	8,991,277.52	12.17	7.354	600	209,099.48	90.50
7.501% to 8.000%	48	8,560,944.59	11.59	7.819	587	178,353.01	89.84
8.001% to 8.500%	26	3,769,005.81	5.10	8.242	574	144,961.76	91.25
8.501% to 9.000%	24	3,237,330.52	4.38	8.760	562	134,888.77	88.82
9.001% to 9.500%	4	443,819.17	0.60	9.255	554	110,954.79	91.24
9.501% to 10.000%	8	826,746.12	1.12	9.811	533	103,343.27	87.97
10.001% to 10.500%	3	175,845.62	0.24	10.197	595	58,615.21	87.10
10.501% to 11.000%	1	102,995.86	0.14	10.625	615	102,995.86	90.00
11.001% to 11.500%	2	122,328.34	0.17	11.424	554	61,164.17	89.99
11.501% to 12.000%	2	80,470.03	0.11	11.678	563	40,235.02	85.00
12.501% to 13.000%	1	626,450.00	0.85	12.625	515	626,450.00	85.00
Total:	351	$73,886,774.39	100.00%	6.855%	620	$210,503.63	89.88%

Minimum: 4.625
Maximum: 12.625
Weighted Average: 6.855

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

INDEX TYPES OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
ARM	281	$64,150,131.33	86.82%	6.841%	617	$228,292.28	89.77%
Fixed	70	9,736,643.06	13.18	6.947	642	139,094.90	90.57
Total:	351	$73,886,774.39	100.00%	6.855%	620	$210,503.63	89.88%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

INDEX TYPE	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
6 Month LIBOR	280	$64,109,516.20	86.77%	6.840%	617	$228,962.56	89.77%
Fixed Rate	70	9,736,643.06	13.18	6.947	642	139,094.90	90.57
1 Year CMT	1	40,615.13	0.05	8.825	548	40,615.13	85.00
Total:	351	$73,886,774.39	100.00%	6.855%	620	$210,503.63	89.88%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

Documentation Level	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Full Documentation	346	$72,471,317.01	98.08%	6.805%	620	$209,454.67	89.93%
Stated Documenation	2	708,250.00	0.96	6.399	674	354,125.00	89.36
Limited Documentation	3	707,207.38	0.96	12.405	524	235,735.79	85.00
Total:	351	$73,886,774.39	100.00%	6.855%	620	$210,503.63	89.88%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

OCCUPANCY STATUS OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Primary Home	349	$73,788,047.67	99.87%	6.852%	620	$211,427.07	89.88%
Investment	2	98,726.72	0.13	8.818	709	49,363.36	87.62
Total:	351	$73,886,774.39	100.00%	6.855%	620	$210,503.63	89.88%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.